1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com
May 29, 2009
Vincent Di Stefano
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Atlantic Whitehall Funds Trust File No. 811-08738
Dear Mr. Di Stefano:
     This letter responds to comments you provided to us telephonically on May 27, 2009, with respect to your review of a preliminary proxy statement filed on behalf of Atlantic Whitehall Funds Trust, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended. We have reproduced your comments below, followed by our responses. Please note that the page number references in our responses refer to the definitive proxy statement (the “Proxy Statement”), which will be filed with the Securities and Exchange Commission on or about May 29, 2009.

1.	Comment: With respect to Proposal I and Proposal II, please incorporate disclosure regarding the costs and liquidities risks that may be associated with a distribution in kind to shareholders.
Response: We have revised the Proxy Statement on pages 3 and 6 to incorporate your comment.

2.	Comment: Under the section entitled “VOTING INFORMATION—Required Vote,” please incorporate disclosure regarding the effect of broker non-votes.
Response: We have revised the Proxy Statement to incorporate your comment on page 10.
Please contact the undersigned at 212.698.3806 if you should have any questions concerning this correspondence.
Sincerely,
/s/Elise M. Dolan
Elise M. Dolan